SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13d
                                (Amendment No.1)

                               XM SATELLITE RADIO
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   983759-10-1
                                 (CUSIP Number)

                                  Anne T. Larin
                                   Legal Staff
                           General Motors Corporation
                             300 Renaissance Center
                          Detroit, Michigan 48265-3000
                                 (313) 665-4927
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2000
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box .

NAME OF REPORTING PERSON:  General Motors Corporation

1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      38-0572515

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)   X
      (B)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):   .

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:  5,553,252.

8.   SHARED VOTING POWER:  5,553,252.

9.   SOLE DISPOSITIVE POWER: 5,553,252.

10.  SHARED DISPOSITIVE POWER: 5,553,252.


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  11,861,221.

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   .

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.0%.

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO.

1.   NAME OF REPORTING PERSON:  Hughes Electronics Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      52-1106564

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)X
      (B)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):   .

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:  -0-

8.   SHARED VOTING POWER: 6,307,969.

9.   SOLE DISPOSITIVE POWER: -0-

10.  SHARED DISPOSITIVE POWER: 6,307,969.


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,307,969.

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   .

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.4%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO.

1.   NAME OF REPORTING PERSON:  DIRECTV Enterprises, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
       95-4511942

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)X
      (B)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e):   .

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:  -0-

8.   SHARED VOTING POWER: 6,307,969.

9.   SOLE DISPOSITIVE POWER: -0-

10.  SHARED DISPOSITIVE POWER: 6,307,969.


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,307,969.

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   .

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.4%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO.

Item 2.           Identity and Background.

      The names, business addresses, and principal businesses of each of the directors and executive officers of GM, Hughes, and DIRECTV (the "Reporting Persons") are set forth on Schedule I hereto and incorporated by reference herein. To the best knowledge of the Reporting Persons, each of its respective executive officers and directors is a Untied States citizen other than Nobuyuki Idei, who is a citizen of Japan, Percy N. Barnevik, who is a citizen of Sweden, and Eckhard Pfeiffer, who is a citizen of Germany.

Item 3.           Source and Amount of Funds or Other Consideration.

      DIRECTV purchased 754,717 shares of 8.25% Series C Convertible Redeemable Preferred Stock due February 1, 2012 (the "Series C Preferred Stock") for an aggregate of $20 million.

Item 4.           Purpose of Transaction.

      DIRECTV acquired the Series C Preferred Stock as an equity investment in the Issuer, both to strengthen the financial condition, and to share in a possible increase in value, of a significant business associate.

Item 5.           Interest in Securities of the Issuer

            The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the Reporting Persons and the following entities by virtue of the Shareholders'
Agreement: (1) Clear Channel Investments, Inc. ("Clear Channel"); (2) Motient Corporation ("Motient"); (3) Telcom-XM Investors, L.L.C. ("Telcom"); (4) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn
Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (5) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (6) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity")and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (7) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (8) American Honda Motor Co., Inc. ("Honda"). The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock of the Issuer held by the other members of the group.

            Based solely upon the Available Data, the Reporting Persons believe that, as of August 8, 2000, the members of the group beneficially owned the number of shares of Class A Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Common Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Common Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Common Stock at the current conversion price of $26.50.

Name of Beneficial Owner          Number of Shares               Percentage
------------------------          ----------------               ----------
MOTIENT                              16,757,262                    34.3%
CLEAR CHANNEL                         8,329,877                    25.8%
COLUMBIA                              3,531,343                    10.9%
TELCOM                                2,776,626                     8.6%
MADISON DEARBORN                      4,663,418                    14.4%
AEA                                   2,264,151                     7.0%
HONDA                                 1,886,792                     5.8%
BARON                                 2,253,314                     7.0%

            Except  for  the  transactions  reported  in  this  Statement,   the
Reporting Persons have not engaged in any other transactions in the Issuer's Class A Common Stock within the past 60 days.

            To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock within the past 60 days.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of GM and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of GM and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of GM and DIRECTV acquired 160,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

            Based  solely  upon  the  information  set  forth  in  the  Issuer's
Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

            Based  solely  upon  the  information  set  forth  in  the  Issuer's
Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capita Equity acquired 7,296.687 acquired shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share,
(2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Common Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Common Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

            The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Person

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholders' Agreement.  Set forth below is a description of certain material
------------------------
provisions of the Shareholders' Agreement:

      Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by GM or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by GM or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

      Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

      Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Registration  Rights  Agreement.  In addition to the  contracts  and  agreements
--------------------------------
described above and in Item 4 above, American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. have certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Item 7.           Materials to be Filed as Exhibits.

Exhibit 1 Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III
                    (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2 Amended and Restated Registration Rights Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                           GENERAL MOTORS CORPORATION

                            By: Thomas A. Gottschalk
                                --------------------

                           Name:   Thomas A. Gottschalk
                           Title:  Senior Vice President and General Counsel

Date:  August 21, 2000

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                         HUGHES ELECTRONICS CORPORATION

                              By:  Roxanne S. Austin
                                   -----------------

                             Name:  Roxanne S. Austin
                             Title: Senior Vice President and
                                    Chief Financial Office

Date:  August 21, 2000

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              DIRECTV ENTERPRISES, INC.

                              By: Robert L. Meyers
                                  ----------------

                              Name:   Robert L. Meyers
                              Title:  Executive Vice President and
                                      Chief Financial Officer

Date:  August 21, 2000

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              THE REPORTING PERSONS

General Motors Corporation

      The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors is set forth below. Unless otherwise specified, the business address of each person listed below is 100 Renaissance Center, Detroit, Michigan 48243-7301.

NAME, BUSINESS ADDRESS AND
PRINCIPAL OCCUPATION, IF NOT
EXECUTIVE OFFICER OF  GM              POSITION WITH GM

Percy N. Barnevik                     Director
Chairman, ABB Ltd.
Affolternstrasse 44
Box 8131
CH-8050 Zurich Switzerland

John H. Bryan                         Director
Chairman, Sara Lee Corporation
Three First National Plaza, 46th Floor
Chicago, Illinois  60602-4260

Thomas E. Everhart                    Director
Professor Emeritus and Professor of
Electrical Engineering and Applied
Physics
California Institute of Technology
1200 E. California Blvd.
Pasadena, California 91125

John D. Finnegan                      Executive Vice President; Chairman
                                      and President, General Motors
                                      Acceptance Corporation

George M.C. Fisher                    Director
Chairman, Eastman Kodak Company
343 State Street
Rochester, New York  1460-0229

Nobuki Idei                           Director
President and Chief Executive Officer
Sony Corporation
6-7-35 Kitashinagawa
Shinagawa-ku Tokyo  141-0001 Japan

Karen Katen                           Director
Executive Vice President, Pfizer
Pharmaceuticals Group and
President, U.S. Pharmaceuticals
Pfizer, Inc.
235 East 42nd Street
New York, New York  10017-5755

J. Michael Losh                       Executive Vice President and Chief
                                      Financial Officer

J. Willard Marriott, Jr.              Director
Chairman and Chief Executive Officer
Marriott International, Inc.
One Marriott Drive
Washington, D.C.  20058

Harry J. Pearce                       Vice Chairman

Eckhard Pfeiffer                      Director
Chairman, Intershop Communications
AG/Inc.
7 Saddlebrook Lane
Houston, Texas  77024

John F. Smith, Jr.                    Chairman

G. Richard Wagoner, Jr.               Chief Executive Officer

Lloyd D. Ward                         Director
Chairman and Chief Executive Officer
Maytag Corporation
403 West 4th Street, North
Newton, Iowa  50208

Dennis Weatherstone                   Director
c/o J. P. Morgan & Co., Incorporated
60 Wall Street, 21st Floor
New York, New York  10260

Ronald L. Zarrella                    Executive Vice President;
                                      President, GM North America


Hughes Electronics Corporation
------------------------------

      The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes is set forth below. Unless otherwise specified, the business address of each person listed below is 200 North Sepulveda Blvd., El Segundo, California 90245.

NAME, BUSINESS ADDRESS AND
PRINCIPAL OCCUPATION, IF NOT
EXECUTIVE OFFICER OF HUGHES           POSITION WITH HUGHES

Roxanne S. Austin                     Senior Vice President and
                                      Chief Financial Officer

James M. Cornelius                    Director
Chairman, Guidant Corporation
P.O. Box 44906
Indianapolis, Indiana  46244

Thomas E. Everhart                    Director
(See occupation and address above)

Eddy W. Hartenstein                   Senior Executive Vice
                                      President--Consumer Sector

J. Michael Losh                       Director
(See occupation and address above)

Peter A. Lund                         Director
Chief Executive Officer
DreamLife, Inc.
425 West 15th Street
New York, New York  10011

Harry J. Pearce                       Director
(See occupation and address above)

Eckhard Pfeiffer                      Director
(See occupation and address above)

Jack A. Shaw                          Senior Executive Vice
                                      President--Enterprise Sector

Alfred C. Sikes                       Director
President, Hearst Interactive Media
The Hearst Corporation
959 8th Avenue
New York, New York 10019

John F. Smith, Jr.                    Director
(See occupation and address above)

Michael T. Smith                      Chairman and Chief Executive
                                      Officer

Bernee D.L. Strom                     Director
President, InfoSpace Ventures LLC
5505 Lake Washington
Kirkland, Washington  98033




DIRECTV Enterprises, Inc.
-------------------------

      The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DIRECTV is set forth below. Unless otherwise specified, the business address of each person listed below is 2230 East Imperial Hwy., El Segundo, California 90245.

NAME, BUSINESS ADDRESS AND
PRINCIPAL OCCUPATION, IF NOT
EXECUTIVE OFFICER OF DIRECTV          POSITION WITH DIRECTV

David A. Baylor                       Executive Vice President

Odie Donald                           President

William A. Casamo                     Executive Vice President

Larry Chapman                         Executive Vice President

Eddy W. Hartenstein                   Director

Robert L. Meyers                      Executive Vice President and
                                      Chief Financial Officer